FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 24, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Signs a $1.33 billion Syndicated Loan Agreement

Moscow, Russian Federation – April 24, 2006 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that on April 21, 2006 it signed a $1.33 billion syndicated loan facility with leading international financial institutions.

The Mandated Lead Arrangers are: The Bank of Tokyo-Mitsubishi UFJ Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited.

HSBC Bank plc, ING Bank N.V. and Raiffeisen Zentralbank Oesterreich AG are Bookrunners, with ING Bank N.V., London Branch acting as the Facility Agent. The loan will be used for debt refinancing, specifically $420mln of the current syndicated loan, and for corporate needs such as acquisitions.

The Facility is divided into two tranches. First tranche – $630mln; maturity – 3 years; annual interest is LIBOR plus 0.8%. Second tranche – $700mln; maturity – 5 years; annual interest is LIBOR plus 1.0% during the first three years and LIBOR plus 1.15% during the last two years.

“One of MTS’ goals is to be a leader in terms of business efficiency and signing the syndicated loan facility allows the Company to lower its costs. First of all, MTS can refinance current debt under more favorable conditions. Secondly, this facility allows the Company to finance its business development in a more planned and structured fashion. Thirdly, transactional costs associated with one large facility are significantly lower than it would have been the case, if MTS were to attract a number of smaller sums,” commented Marina Zabolotneva, Head of Company’s Treasury.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 61.05 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	Acting CEO

Date: April 24, 2006